S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

May 15, 2020

By EDGAR correspondence

Mr. Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	StemGen, Inc. Registration Statement on Form S-1 Filed January 8, 2020 File No. 333-235837

Dear Mr. Crispino:

This letter is in response to your letter of comment dated February 4, 2020 covering the captioned Registration Statement filed with the Commission on January 8, 2020. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.	We note your response to prior comment one. As indicated in our prior comment, in order for your selling shareholders to sell shares of your common stock at market prices, we require an existing trading marking for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise your prospectus to set a fixed price at which selling shareholders will offer and sell their shares. You may disclose that the selling shareholders will sell at the disclosed fixed price per share until your shares are quoted on the OTC Bulletin Board or in the OTCQX or OTCQB marketplace of OTC Link, at which time they may sell at prevailing market prices or in privately negotiated transactions.

Item 501(b)(3) of Regulation S-K is addressed to issuers making an underwritten primary offering usually an initial public offering. The subject registration statement is a secondary offering only by shareholders and does not include a primary offering.

Item 501 (b)(3)(4) under the heading Market for Securities provides: “If the securities being offered are not listed on a national securities exchange, the principal United States market(s) where the registrant, through the engagement of a registered broker-dealer, has actively sought and achieved quotation. In each case, also disclose the corresponding trading symbol(s) for the securities on such market(s).”

The registrant actively sought and achieved quotation through the engagement of a registered broker-dealer that posts bid and ask prices on OTC Markets. Therefore, we have added the word “quoted” before the phrase “price of our common stock….”

OTC Bulletin Board, OTCQX, OTCQB and OTC Pink provide market maker bid and ask along with volume and price at which securities trade over the counter.

Sonfield & Sonfield

Mr. Matthew Crispino

Division of Corporation Finance

May 15, 2020

Dilution, page 9

2.	You state in your response to prior comment 3 that you have revised the dilution discussion to present “net tangible book value per share (before and after conversion) as of the latest balance sheet date.” However, the dilution section in the prospectus continues to refer to pro forma as adjusted net tangible book value. Please revise.

We have removed all references to pro forma as adjusted net tangible book value.

Capitalization

Preferred Stock, page 10

3.	You indicate in your response letter that you have revised disclosure in this section and in the beneficial ownership section beginning on page 20 in response to prior comment 10. However, we could find no changes regarding the voting rights of Series E preferred stock and, accordingly, we reissue the comment. Please revise the prospectus to clarify the voting rights of Series E preferred stock. In this regard, we note the seemingly contradictory disclosure on page 10 that “the shares of outstanding Series E Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock” and the disclosure in footnote 6 on page 22 that the Series E preferred stock does not vote.

The section Preferred Stock, formerly on page 10, is revised to clarify that the Series F Preferred Stock supersedes the rights of the Series E Preferred Stock. Therefore the statement in footnote 6 to the financial statements is accurate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

4.	We note your response to prior comment 4. Please revise this section to reflect any changes in your plan of operations resulting from the termination of your agreement with Mainline, which was to build, design, maintain and support the necessary platform to facilitate your D3 competitive racing program. Also, disclose whether the 2020 virtual calendar was, in fact, announced at the end of 2019.

There are no changes. The 2020 virtual calendar was not announced at the end of 2019.

Liquidity and Capital Resources, page 15

5.	We note your response to prior comment 5. It does not appear, however, that the requested information was provided in the prospectus. Therefore, we reissue the comment. Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources.

The Liquidity and Capital Resources section has been revised to state that currently available capital resources are sufficient to conduct planned operations for less than one month.

Notes to Consolidated Financial Statements, page F-5

6.	Provide disclosure to disclose any material subsequent events and the date through which subsequent events have been evaluated. Refer to ASC 855-10-50.

Disclosures of material subsequent events have been added to the financial statements along with a statement that subsequent events have been evaluated through the date of the report.

Sonfield & Sonfield

Mr. Matthew Crispino

Division of Corporation Finance

May 15, 2020

General

7.	We note your response to prior comment 9. As indicated in our prior comment, you appear to be the successor to Infotechnology, Inc. Refer to Exchange Act Rule 12g-3. If a predecessor company is not eligible to be an emerging growth company because its first sale of common equity securities occurred on or before December 8, 2011, then its successor is similarly not eligible to be an emerging growth company. Refer to Question 24 of our Jumpstart Our Business Startups Act Frequently Asked Questions. We are aware of at least one Securities Act registration statement filed by Infotechnology Inc. relating to the sales of shares of its common stock—a Form N-2 filed on October 24, 1980 under the company’s previous name, Biotech Capital Corp. Please confirm to us that no common equity securities were sold under that registration statement or any other effective Securities Act registration statement filed by your predecessor, Infotechnology, Inc. Alternatively, remove all references in the prospectus to being an emerging growth company.

In order to reduce the substantial cost to the issuer of multiple amendments, we have removed references to emerging growth company and substituted disclosers for smaller reporting company

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director

cc: Simon Dawson (via e-mail)